KBrews Inc (the "Company") a Delaware Corporation

Financial Statements

For the fiscal years ended December 31, 2023 and 2024

KBrews Inc
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
1005 BA Checking 7092	0.00
1010 Chase Checking 1359	193,479.88
1012 Chase Checking 7806	0.00
1014 Park Street Imports LLC	24,606.58
1015 PayPal	0.00
1050 Chase Savings 1029	10,061.41
Total Bank Accounts	**$ 228,147.87**
Accounts Receivable	
1200 Accounts Receivable - Net	1,195.40
1210 Accounts Receivable - Gross	115,646.82
Total Accounts Receivable	**$ 116,842.22**
Other Current Assets	
1320 Prepaid Insurance	0.00
1390 Prepaid - Other	0.00
1410 Raw Materials	0.00
1415 Packaging Materials	0.00
1430 Labor & Benefits	0.00
1440 FG In-Bound Shipping - Makku	99,585.42
1450 Finished Goods - Makku	187,287.39
1452 Finished Goods - Soku	5,957.21
1455 FG Liquidation - Makku	0.00
1457 FG Liquidation - Soku	0.00
Total Other Current Assets	**$ 292,830.02**
Total Current Assets	**$ 637,820.11**
Fixed Assets	
1682 Start-Up Costs - Cost	0.00
1684 Accum Amort - Start-Up Costs	0.00
1692 Production Equipment - Cost	3,521.78
1694 Accum Amort - Production Equipment	-3,521.78
Total Fixed Assets	**$ 0.00**
Other Assets	
1920 Patents	140,265.74
1922 Accum Amort - Patents	-15,713.53
Total Other Assets	**$ 124,552.21**
TOTAL ASSETS	**$ 762,372.32**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	50,138.18
Total Accounts Payable	**$ 50,138.18**
Credit Cards	
2070 Chase CC C Pak 3149	423.20
2088 AMEX 2002	0.00
2090 Chase CC C Pak 7051	801.28
2091 Chase CC E Yik 5369	0.00
2092 Chase CC R Bang 7069	0.00
2093 Chase CC R Bang 5377	0.00
2094 Chase CC S Lee 5713	0.00
2095 Chase CC H Au 5385	0.00
2096 Chase CC J Dealy 3100	0.00
2098 Chase CC C Pak 5351	5,082.39
2099 Chase CC C Meinecke 0880	0.00
Total Credit Cards	**$ 6,306.87**
Other Current Liabilities	
2120 Payroll Liabilities - Clearing Acct	0.00
2150 Accrued Interest Payable	1,092.93
2190 Accrued Expenses - Other	0.00
2310 Line of Credit	0.00
2380 SBA PPP Loan	0.00
Total Other Current Liabilities	**$ 1,092.93**
Total Current Liabilities	**$ 57,537.98**
Long-Term Liabilities	
2720 L/T Notes Payable	0.00
2722 Loan from Renaissance	65,848.57
2724 SBA EIDL Loan	11,200.00
2725 Interest Payable - SBA EIDL	746.59
2727 Settle Loans Payable	68,084.36
Total Long-Term Liabilities	**$ 145,879.52**
Total Liabilities	**$ 203,417.50**
Equity	
3009 Partners Capital - Pak, Carol	22,103.50
3204 Preferred Stock	9.92
3205 Common Stock - Class A	13.23
3206 Common Stock - Class B	2.67
3207 SAFE Right	2,320,301.01
3208 Seed Round	1,317,488.40
3210 Grant Option Exercise	4,567.37
3410 Additional Paid-in Capital	40,278.14
3415 Columbia Grant	0.00
3480 Retained Earnings	-2,517,665.24
Opening Balance Equity	0.00
Net Income	-628,144.18
Total Equity	**$ 558,954.82**
TOTAL LIABILITIES AND EQUITY	**$ 762,372.32**

KBrews Inc
Profit and Loss
January - December 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
Income													
4000 Revenue - Net													0.00
4002 Gross Sales													0.00
4110 Sales of Products - Makku (US)	96,425.18	100,715.66	87,223.64	33,479.62	143,977.73	104,882.94	49,038.69	94,132.56	35,869.66	83,437.63	91,802.09	55,234.62	976,220.02
4115 Sales of Products - Soku (US)	14,624.50	12,662.00	15,862.08	3,955.00	9,462.40	7,496.78	25,272.50	14,849.00	7,845.00	414.00	2,700.00	420.00	115,563.26
4130 Sales of Products - Korea	1,846.70	511.95	70.04		244.65								2,673.34
4140 Sales of Product - Taiwan				57,888.00									57,888.00
4150 Sales of Product - Canada				19,854.00				1,460.00			2,743.40		24,057.40
4190 Sales of Products - Other (US)	680.31	376.55	214.20	-94.50	514.59							682.40	2,373.55
Total 4002 Gross Sales	$ 113,576.69	$ 114,266.16	$ 103,369.96	$ 115,082.12	$ 154,199.37	$ 112,379.72	$ 74,311.19	$ 110,441.56	$ 43,714.66	$ 83,851.63	$ 97,245.49	$ 56,337.02	$1,178,775.57
Total 4000 Revenue - Net	$ 113,576.69	$ 114,266.16	$ 103,369.96	$ 115,082.12	$ 154,199.37	$ 112,379.72	$ 74,311.19	$ 110,441.56	$ 43,714.66	$ 83,851.63	$ 97,245.49	$ 56,337.02	$1,178,775.57
Total Income	$ 113,576.69	$ 114,266.16	$ 103,369.96	$ 115,082.12	$ 154,199.37	$ 112,379.72	$ 74,311.19	$ 110,441.56	$ 43,714.66	$ 83,851.63	$ 97,245.49	$ 56,337.02	$1,178,775.57
Cost of Goods Sold													
5000 Cost of Goods Sold													0.00
5010 COGS - Finished Goods - Makku	43,777.63	45,805.44	37,691.68	14,273.08	68,759.23	50,644.70	25,900.24	54,435.70	16,937.94	37,226.66	40,089.69	26,168.01	461,710.00
5012 COGS - FG In-Bound Shipping - Makku	12,334.28	12,524.51	10,710.77	4,097.31	18,288.76	13,506.08	7,013.44	12,655.44	4,474.54	10,793.58	11,271.15	6,609.82	124,279.68
5015 COGS - Finished Goods - Soku	7,805.24	6,826.87	8,587.30	2,261.13	7,041.77	4,519.74	15,287.51	10,116.95	4,239.62	130.45	1,413.21	195.66	68,425.45
5030 COGS - Finished Goods - International				58,003.80			796.20						58,800.00
Total 5000 Cost of Goods Sold	$ 63,917.15	$ 65,156.82	$ 56,989.75	$ 78,635.32	$ 94,089.76	$ 68,670.52	$ 48,997.39	$ 77,208.09	$ 25,652.10	$ 48,150.69	$ 52,774.05	$ 32,973.49	$ 713,215.13
Total Cost of Goods Sold	$ 63,917.15	$ 65,156.82	$ 56,989.75	$ 78,635.32	$ 94,089.76	$ 68,670.52	$ 48,997.39	$ 77,208.09	$ 25,652.10	$ 48,150.69	$ 52,774.05	$ 32,973.49	$ 713,215.13
Gross Profit	$ 49,659.54	$ 49,109.34	$ 46,380.21	$ 36,446.80	$ 60,109.61	$ 43,709.20	$ 25,313.80	$ 33,233.47	$ 18,062.56	$ 35,700.94	$ 44,471.44	$ 23,363.53	$ 465,560.44
Gross Margin (Gross Profit / Gross Sales)	43.7%	43.0%	44.9%	31.7%	39.0%	38.9%	34.1%	30.1%	41.3%	42.6%	45.7%	41.5%	39.5%
Gross Profit (Makku domestic)	$ 40,993.58	$ 42,762.26	$ 39,035.39	$ 15,014.73	$ 57,444.33	$ 40,732.16	$ 16,125.01	$ 27,041.42	$ 14,457.18	$ 35,417.39	$ 40,441.25	$ 23,139.19	$ 392,603.89
Gross Margin (Makku domestic)	42.2%	42.3%	44.6%	45.0%	39.8%	38.8%	32.9%	28.7%	40.3%	42.4%	44.1%	41.4%	40.1%
COGS % of Sales (COGS / Gross Sales)	45.4%	46.1%	44.8%	14.4%	49.2%	49.1%	55.4%	58.4%	48.4%	44.6%	42.7%	46.8%	45.0%
Gross Margin Makku [1-(COGS / Gross Sales)]	54.6%	54.5%	56.8%	57.4%	52.2%	51.7%	47.2%	42.2%	52.8%	55.4%	56.3%	52.6%	52.7%
Gross Margin Soku [1-(COGS / Gross Sales)]	46.6%	46.1%	45.9%	42.8%	25.6%	39.7%	39.5%	31.9%	46.0%	68.5%	47.7%	53.4%	40.8%
Gross Margin International [1-(COGS / Gross Sales)]	-	-	-	25.4%	-	-	-	100.0%	-	-	100.0%	-	28.2%
Expenses													
5150 Product Logistics													0.00
5155 FG Storage & Outbound Shipping		7,665.00		-1,327.61	100.00			-116.79	4,380.00			305.00	11,005.60

KBrews Inc
Profit and Loss
January - December 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
5160 FG Fulfillment Services	30,797.27	17,291.40	32,696.95	26,824.86	25,504.30	15,542.64	21,912.87	27,259.93	9,365.39	15,158.75	22,141.01	16,229.43	260,724.80
5190 Shipping Reimbursement	-632.80	-1,089.30	312.61	-1,685.77	-922.28	-1,285.89	-1,413.96	-1,573.88	-789.24	-1,685.90	-1,254.55	-839.18	-12,860.14
Total 5150 Product Logistics	**$ 30,164.47**	**$ 23,867.10**	**$ 33,009.56**	**$ 23,811.48**	**$ 24,682.02**	**$ 14,256.75**	**$ 20,498.91**	**$ 25,569.26**	**$ 12,956.15**	**$ 13,472.85**	**$ 20,886.46**	**$ 15,695.25**	**$ 258,870.26**
5200 Selling Expenses													0.00
5210 Brokers Fees & Sales Commissions	5,427.50	72.30	4,070.62				17,289.90						26,860.32
5220 Sales Promotions & Discounts	5,431.70	3,692.08	3,542.79	6,910.85	3,435.20	9,230.54	2,660.53	10,055.27	15,782.15	15,279.06	11,010.66	-10,018.96	77,011.87
5230 Trade Shows, Events, & Demos	2,537.78	3,378.19	2,499.00	1,812.68	2,097.08	10,862.42	200.00	100.00	599.14	2,835.00	222.12		27,143.41
5240 Product/Service Samples & Event Donations	883.92	719.06	764.22	4,759.25	2,191.36	3,878.64	7,895.20	3,007.47	2,938.14	1,315.62	35,669.00	11,298.79	75,320.67
5270 Selling Supplies	125.25						85.50			48.38			259.13
5280 Merchandise							617.95				617.94		1,235.89
Total 5200 Selling Expenses	**$ 14,406.15**	**$ 7,861.63**	**$ 10,876.63**	**$ 13,482.78**	**$ 7,723.64**	**$ 23,971.60**	**$ 28,749.08**	**$ 13,162.74**	**$ 19,319.43**	**$ 19,478.06**	**$ 47,519.72**	**$ 1,279.83**	**$ 207,831.29**
5300 Marketing Expenses													0.00
5340 Printing Fees	230.92	320.57	231.37	578.86	64.65	203.96	157.60		118.94				1,906.87
5350 Public Relations & Branding	1,825.00	550.00	1,462.68	528.00	974.95	1,535.00	2,620.23	16,580.63	2,233.57	3,281.93	2,800.48	2,168.00	36,560.47
5360 Advertising Expense	3,658.91	609.67	633.21	658.05	2,119.13	963.62	733.55	2,225.00	-59.65	739.87			12,281.36
5370 Selling & Marketing IT Apps	856.47	531.51	577.17	673.15	755.60	709.25	753.69	1,546.27	526.67	505.58	481.70	435.02	8,352.08
Total 5300 Marketing Expenses	**$ 6,571.30**	**$ 2,011.75**	**$ 2,904.43**	**$ 2,438.06**	**$ 3,914.33**	**$ 3,411.83**	**$ 4,265.07**	**$ 20,351.90**	**$ 2,819.53**	**$ 4,527.38**	**$ 3,282.18**	**$ 2,603.02**	**$ 59,100.78**
5400 Product Development													0.00
5420 Product/Service Test Samples											8.96	287.38	296.34
Total 5400 Product Development	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 8.96**	**$ 287.38**	**$ 296.34**
6100 Salaries & Wages													0.00
6110 Salaries & Wages - Sub Acct	32,750.00	33,302.32	32,750.00	32,750.00	32,750.00	32,750.00	32,750.00	41,321.18	39,059.02	37,684.88	37,750.00	37,750.00	423,367.40
6130 Staff Bonuses												3,000.00	3,000.00
6205 FICA-ER	2,458.10	2,465.02	2,412.20	2,412.20	2,412.20	2,438.97	2,473.40	3,013.02	2,898.00	2,792.88	2,721.69	2,951.19	31,448.87
6210 Worker's Compensation	106.14	108.33	106.14	106.14	106.14	106.14	106.14	113.07	106.46	80.61	102.55	108.48	1,256.34
6215 Unemployment / Disability	1,740.58	658.41	30.16				64.80	838.00	307.78	259.80	237.96	-216.61	3,920.88
6220 Other Payroll Taxes	70.02												70.02
6225 Health Insurance	394.27	394.27	394.27	394.27	394.27	394.27	394.27	1,185.34	405.08	3,818.41	3,109.46	3,109.46	14,387.64
6230 Dental & Vision Insurance	23.46	23.46	23.46	23.46	23.46	23.46	23.46	23.46	23.48	182.15	145.03	144.94	683.28
6235 Life Insurance	12.60	12.60	12.60	12.60	12.60	12.60	12.60	15.75	15.77	15.75	12.60	12.60	160.67

KBrews Inc
Profit and Loss
January - December 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
6245 Payroll Processing Fees	401.00	401.00	401.00	1.00	401.00	401.00	401.00	500.00	555.00	500.00	406.00	406.00	4,774.00
6260 401K Contributions	-1,046.17	1,241.75	1,093.50	1,093.50	1,093.50	1,093.50	1,093.50	1,562.25	781.00	788.29	453.92	910.34	10,158.88
Total 6100 Salaries & Wages	**$ 36,910.00**	**$ 38,607.16**	**$ 37,223.33**	**$ 36,793.17**	**$ 37,193.17**	**$ 37,219.94**	**$ 37,319.17**	**$ 48,572.07**	**$ 44,151.59**	**$ 46,122.77**	**$ 44,939.21**	**$ 48,176.40**	**$ 493,227.98**
6300 Travel Expenses													0.00
6305 Airfare	15.50	2,289.00		697.70			657.80	39.95			22.72		3,722.67
6310 Meals	620.50	394.17	1,217.90	1,230.50	776.76	922.33	160.40	890.39	751.26	1,411.28	941.38	930.57	10,247.44
6312 Entertainment			31.96										31.96
6314 Gifts				100.00					250.00	0.00	250.00	250.00	850.00
6315 Lodging	661.19	912.87				912.87	651.92	66.57		657.44			3,862.86
6320 Ground Transportation	786.50	1,681.86	758.09	938.18	1,447.85	383.80		513.52	290.55	496.29	749.26	727.49	8,773.39
6330 Auto Lease Payments	473.48	473.48	473.48	473.48	473.48	473.48	473.48	473.48	473.48	473.48	473.48	473.48	5,681.76
Total 6300 Travel Expenses	**$ 2,557.17**	**$ 5,751.38**	**$ 2,481.43**	**$ 3,439.86**	**$ 2,698.09**	**$ 2,692.48**	**$ 1,943.60**	**$ 2,233.91**	**$ 1,515.29**	**$ 3,038.49**	**$ 2,436.84**	**$ 2,381.54**	**$ 33,170.08**
6500 Professional Fees													0.00
6505 Accounting Fees											1,950.00		1,950.00
6525 Legal Fees	1,608.81		3,295.00	1,625.00		1,398.20	150.00	2,867.50			1,375.00	665.00	12,984.51
6530 Temporary/Contract Staffing										243.00			243.00
6535 IT Support Services		43.29	155.75	224.40	141.05	75.75	327.42	91.99	119.05	119.06	59.53	103.51	1,460.80
Total 6500 Professional Fees	**$ 1,608.81**	**$ 43.29**	**$ 3,450.75**	**$ 1,849.40**	**$ 141.05**	**$ 1,473.95**	**$ 477.42**	**$ 2,959.49**	**$ 119.05**	**$ 362.06**	**$ 1,434.53**	**$ 2,718.51**	**$ 16,638.31**
6550 Transaction Fees													0.00
6555 Banking Fees	-0.17	194.85	225.84	180.20	76.57	-0.16	-0.17	19.83	-0.16	-0.17	19.84	-0.16	716.14
6557 Credit Card Penalties & Interest	-321.97	-94.79	-140.74	-38.07		-55.70				-628.53	-98.18	-200.54	-1,578.52
6560 Credit Card Transaction Fees		4.68	163.00	9.56	34.63					98.78	7.07	6.09	323.81
Total 6550 Transaction Fees	**-$ 322.14**	**$ 104.74**	**$ 248.10**	**$ 151.69**	**$ 111.20**	**-$ 55.86**	**-$ 0.17**	**$ 19.83**	**-$ 0.16**	**-$ 529.92**	**-$ 71.27**	**-$ 194.61**	**-$ 538.57**
6700 Compliance & Insurances													0.00
6710 Liability Insurance	3,331.89	603.39	603.39	603.39	1,154.89	1,740.73	1,971.77	1,475.38	1,099.03	1,099.03	1,099.03	2,099.03	16,880.95
6740 Permits & Licenses			1,065.00			291.83			3.00	24.90		269.40	1,654.13
Total 6700 Compliance & Insurances	**$ 3,331.89**	**$ 603.39**	**$ 1,668.39**	**$ 603.39**	**$ 1,154.89**	**$ 2,032.56**	**$ 1,971.77**	**$ 1,475.38**	**$ 1,102.03**	**$ 1,123.93**	**$ 1,099.03**	**$ 2,368.43**	**$ 18,535.08**
6800 Other Office Expenses													0.00
6805 Office & Operating Supplies	258.62	484.63	806.78	464.41	745.26	599.45	1,107.79	680.82	794.19	587.23	358.78	474.73	7,362.69
6810 Office Equipment & Software				-25.78						449.00	749.00	1,349.00	2,521.22

KBrews Inc
Profit and Loss
January - December 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
6820 Office & Operating IT Apps	307.47	278.50	6,053.87	279.85	684.14	413.85	210.13	111.06	320.10	222.59	243.24	245.07	9,369.87
6850 Facilities Rent	1,300.00	1,350.00	1,676.29	1,300.00	1,171.75	1,800.00	1,800.00	1,500.00	1,800.00	2,800.00	1,800.00	2,100.00	20,398.04
6860 Repairs & Maintenance	386.51												386.51
6865 Telephone/Fax/Internet							545.04	100.00			515.00		1,160.04
6870 Mail/Courier Services	1,099.95	450.65	416.55	239.00	160.70	546.74	576.64	243.51	530.50	524.08	301.60	131.03	5,220.95
6885 Charitable Contributions						50.87		100.00					150.87
Total 6800 Other Office Expenses	$ 3,352.55	$ 2,563.78	$ 8,953.49	$ 2,257.48	$ 2,812.72	$ 3,360.04	$ 4,339.60	$ 2,635.39	$ 3,444.79	$ 4,582.90	$ 3,967.62	$ 4,299.83	$ 46,570.19
Total Expenses	$ 98,580.20	$ 81,414.22	$ 100,816.11	$ 84,827.31	$ 80,431.11	$ 88,363.29	$ 99,564.45	$ 116,979.97	$ 85,427.70	$ 92,178.52	$ 125,503.28	$ 79,615.58	$1,133,701.74
Net Operating Income	-$ 48,920.66	-$ 32,304.88	-$ 54,435.90	-$ 48,380.51	-$ 20,321.50	-$ 44,654.09	-$ 74,250.65	-$ 83,746.50	-$ 67,365.14	-$ 56,477.58	-$ 81,031.84	-$ 56,252.05	-$ 668,141.30
Other Income													
7700 Other Income													0.00
7720 Grant Income					25,000.00					39,923.55			64,923.55
Total 7700 Other Income	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 25,000.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 39,923.55	$ 0.00	$ 0.00	$ 64,923.55
Total Other Income	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 25,000.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 39,923.55	$ 0.00	$ 0.00	$ 64,923.55
Other Expenses													
7800 Other Expense													0.00
7840 Product Obsolescence	414.87	1,813.21	2,401.34		52.68	341.88	477.52	12,107.28	16,193.82		-20,772.82	13.17	13,042.95
7850 Loan Interest Expense	600.04	522.34	636.44	325.08	245.00	663.94	326.23	249.01	235.84	231.02	1,406.16	2,108.28	7,549.38
7852 SBA EIDL Loan Interest	90.65	31.07	36.83		70.18	34.52	19.55		89.76	17.25	49.49	35.67	474.97
Total 7800 Other Expense	$ 1,105.56	$ 2,366.62	$ 3,074.61	$ 325.08	$ 367.86	$ 1,040.34	$ 823.30	$ 12,356.29	$ 16,519.42	$ 248.27	-$ 19,317.17	$ 2,157.12	$ 21,067.30
8000 Income Taxes													0.00
8020 Income Taxes - State				1,950.00									1,950.00
8030 Income Taxes - City/Local				1,500.00									1,500.00
8040 Korean Royalty Tax	284.37	78.55	11.56		34.65								409.13
Total 8000 Income Taxes	$ 284.37	$ 78.55	$ 11.56	$ 3,450.00	$ 34.65	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 3,859.13
Total Other Expenses	$ 1,389.93	$ 2,445.17	$ 3,086.17	$ 3,775.08	$ 402.51	$ 1,040.34	$ 823.30	$ 12,356.29	$ 16,519.42	$ 248.27	-$ 19,317.17	$ 2,157.12	$ 24,926.43
Net Other Income	-$ 1,389.93	-$ 2,445.17	-$ 3,086.17	-$ 3,775.08	$ 24,597.49	-$ 1,040.34	-$ 823.30	-$ 12,356.29	-$ 16,519.42	$ 39,675.28	$ 19,317.17	-$ 2,157.12	$ 39,997.12
Net Income	-$ 50,310.59	-$ 34,750.05	-$ 57,522.07	-$ 52,155.59	$ 4,275.99	-$ 45,694.43	-$ 75,073.95	-$ 96,102.79	-$ 83,884.56	-$ 16,802.30	-$ 61,714.67	-$ 58,409.17	-$ 628,144.18

KBrews Inc
Profit and Loss
January - December 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total

Wednesday, Feb 14, 2024 01:26:13 AM GMT-8 - Accrual Basis

KBrews Inc
Statement of Cash Flows
January - December 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
OPERATING ACTIVITIES													
Net Income	-50,310.59	-34,750.05	-57,522.07	-52,155.59	4,275.99	-45,694.43	-75,073.95	-96,102.79	-83,884.56	-16,802.30	-61,714.67	-58,409.17	-628,144.18
Adjustments to reconcile Net Income to Net Cash provided by operations:													0.00
1200 Accounts Receivable - Net				-19,854.00		9,889.00		9,965.00			-2,723.40	1,528.00	-1,195.40
1210 Accounts Receivable - Gross	-43,343.11	-15,457.92	-11,542.36	85,358.54	-99,160.83	2,170.91	74,919.01	-30,838.98	16,585.27	8,576.29	-17,000.29	10,990.76	-18,742.71
1410 Raw Materials					-2,487.36	-19,689.46	-11,527.90	33,704.72					0.00
1440 FG In-Bound Shipping - Makku	-111.11	12,524.51	10,710.77	4,097.31	9,958.40	13,506.08	7,013.44	12,655.44	-13,114.87	10,793.58	-12,463.58	6,609.82	62,179.79
1450 Finished Goods - Makku	-45,597.20	-38,765.20	-8,006.80	235,835.87	-23,232.00		-71,756.88	223,036.37			-87,929.20	109,076.55	292,661.51
1452 Finished Goods - Soku				-58,091.89				4,611.18				47,523.50	-5,957.21
1455 FG Liquidation - Makku	44,674.23	47,718.10	38,996.82	-131,389.15	70,731.53	53,908.65	33,903.36	-158,543.54	19,723.89	38,477.06	50,677.52	-108,878.47	0.00
1457 FG Liquidation - Soku	7,957.43	7,196.48	10,157.46	-25,311.37	7,063.51	4,976.31	15,657.11	-27,696.93	20,585.63	195.67	26,503.05	-47,284.35	0.00
2000 Accounts Payable	1,543.95	-2,961.29	2,859.76	4,091.10	-1,523.45	491.35	68,302.43	19,796.39	7,184.52	-73,110.86	34,457.42	-17,825.92	43,305.40
2070 Chase CC C Pak 3149	-4,855.38	-3,607.94	-36.32	-42.84	590.01	1,441.06	287.44	-2,556.12	436.01	162.45	189.22	-465.86	-8,458.27
2088 AMEX 2002											0.00		0.00
2090 Chase CC C Pak 7051	-5,399.43	8,489.24	-3,076.86	-8,698.25	-657.66	652.68	201.02	-117.98	-21.81	17.73	-88.20	37.41	-8,662.11
2091 Chase CC E Yik 5369	0.00	0.00	55.94	-55.94	77.52	-77.52	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2092 Chase CC R Bang 7069	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2093 Chase CC R Bang 5377	0.00	0.00		0.00	261.03	-261.03		0.00	1,497.13	-1,497.13	0.00	0.00	0.00
2095 Chase CC H Au 5385		45.49	31.72	-39.30	-8.57	25.82	73.71	73.77	-106.52	-96.12			0.00
2098 Chase CC C Pak 5351	3,247.21	7,018.28	8,334.81	-12,139.98	-367.22	777.85	-129.43	977.32	-3,687.97	1,388.37	-1,315.62	978.77	5,082.39
2099 Chase CC C Meinecke 0880								185.60	-157.85	1.25	19.82	-48.82	0.00
2120 Payroll Liabilities - Clearing Acct	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2150 Accrued Interest Payable												1,092.93	1,092.93
2190 Accrued Expenses - Other				58,003.80			-58,003.80						0.00
2310 Line of Credit	-8,479.96	-8,557.66	-12,983.56	-8,754.92	-8,835.00	-8,916.06	-8,996.22	-2,256.87					-67,780.25
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$ 50,363.37**	**$ 13,642.09**	**$ 35,501.38**	**$ 123,008.98**	**-$ 47,590.09**	**$ 58,895.64**	**$ 49,943.29**	**$ 82,995.37**	**$ 48,923.43**	**-$ 15,091.71**	**-$ 9,673.26**	**$ 3,334.32**	**$ 293,526.07**
Net cash provided by operating activities	**-$ 100,673.96**	**-$ 21,107.96**	**-$ 22,020.69**	**$ 70,853.39**	**-$ 43,314.10**	**$ 13,201.21**	**-$ 25,130.66**	**-$ 13,107.42**	**-$ 34,961.13**	**-$ 31,894.01**	**-$ 71,387.93**	**-$ 55,074.85**	**-$ 334,618.11**
FINANCING ACTIVITIES													
2722 Loan from Renaissance			75,000.00			-2,262.48	-1,138.79	-1,142.59	-1,145.40	-1,150.22	-1,154.05	-1,157.90	65,848.57
2725 Interest Payable - SBA EIDL	35.65	-23.93	-18.17	-55.00	15.18	-20.48	-35.45	-55.00	34.76	-37.75	-5.51	-19.33	-185.03
2727 Settle Loans Payable										76,062.48	15,374.02	-23,352.14	68,084.36
3207 SAFE Right					1,850.00		25,000.00	175,000.00					201,850.00
3210 Grant Option Exercise				1,163.48	348.84								1,512.32
Opening Balance Equity								0.00					0.00
Net cash provided by financing activities	**$ 35.65**	**-$ 23.93**	**$ 74,981.83**	**$ 1,108.48**	**$ 2,214.02**	**-$ 2,282.96**	**$ 23,825.76**	**$ 173,802.41**	**-$ 1,110.64**	**$ 74,874.51**	**$ 14,214.46**	**-$ 24,529.37**	**$ 337,110.22**
Net cash increase for period	**-$ 100,638.31**	**-$ 21,131.89**	**$ 52,961.14**	**$ 71,961.87**	**-$ 41,100.08**	**$ 10,918.25**	**-$ 1,304.90**	**$ 160,694.99**	**-$ 36,071.77**	**$ 42,980.50**	**-$ 57,173.47**	**-$ 79,604.22**	**$ 2,492.11**

Wednesday, Feb 14, 2024 01:22:08 AM GMT-8

KBrews Inc
Statement of Changes in Equity
For the fiscal year ended December 31, 2023

Accounts	2023 Amount ($)
Beginning Equity	1,187,099.00
Partners Capital - Pak, Carol	22,103.50
Preferred Stock	9.92
Common Stock - Class A	13.23
Common Stock - Class B	2.67
SAFE Right	2,320,301.01
Seed Round	1,317,488.40
Grant Option Exercise	4,567.37
Additional Paid-in Capital	40,278.14
Retained Earnings	(2,517,665.24)
Net Income (Loss)	(628,144.18)
Total Equity	558,954.82

KBrews Inc
Balance Sheet
As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
1005 BA Checking 7092	0.00
1010 Chase Checking 1359	22,167.23
1012 Chase Checking 7806	0.00
1014 Park Street Imports LLC	16,443.45
1015 PayPal	0.00
1050 Chase Savings 1029	0.01
Total Bank Accounts	**$ 38,610.69**
Accounts Receivable	
1200 Accounts Receivable - Net	0.00
1210 Accounts Receivable - Gross	26,341.25
Total Accounts Receivable	**$ 26,341.25**
Other Current Assets	
1320 Prepaid Insurance	0.00
1390 Prepaid - Other	0.00
1400 Inventory	
1410 Raw Materials	295.37
1415 Packaging Materials	150.00
1430 Labor & Benefits	0.00
1440 FG In-Bound Shipping - Makku	114,261.02
1450 Finished Goods - Makku	92,463.25
1452 Finished Goods - Soku	0.00
1455 FG Liquidation - Makku	0.00
1457 FG Liquidation - Soku	0.00
Total 1400 Inventory	**$ 207,169.64**

KBrews Inc
Balance Sheet
As of December 31, 2024

	Total
Total Other Current Assets	**$ 207,169.64**
Total Current Assets	**$ 272,121.58**
Fixed Assets	
1682 Start-Up Costs - Cost	0.00
1684 Accum Amort - Start-Up Costs	0.00
1692 Production Equipment - Cost	3,521.78
1694 Accum Amort - Production Equipment	-3,521.78
Total Fixed Assets	**$ 0.00**
Other Assets	
1920 Patents	140,265.74
1922 Accum Amort - Patents	-25,064.53
Total Other Assets	**$ 115,201.21**
TOTAL ASSETS	**$ 387,322.79**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	4,104.87
Total Accounts Payable	**$ 4,104.87**
Credit Cards	
2070 Chase CC C Pak 3149	712.38
2088 AMEX 13000	0.00
2090 Chase CC C Pak 7051	1,070.60
2091 Chase CC E Yik 5369	0.00
2092 Chase CC R Bang 7069	0.00
2093 Chase CC R Bang 5377	0.00
2094 Chase CC A Chae 7589	0.00

KBrews Inc
Balance Sheet
As of December 31, 2024

	Total
2095 Chase CC H Au 5385	0.00
2098 Chase CC C Pak 5351	90.49
2099 Chase CC C Meinecke 0880	0.00
Chase CC J Dealy 3100	0.00
Chase CC S Lee 5713	0.00
Total Credit Cards	**$ 1,873.47**
Other Current Liabilities	
2120 Payroll Liabilities - Clearing Acct	0.00
2150 Accrued Interest Payable	0.00
2190 Accrued Expenses - Other	0.00
2310 Line of Credit	0.00
2380 SBA PPP Loan	0.00
Total Other Current Liabilities	**$ 0.00**
Total Current Liabilities	**$ 5,978.34**
Long-Term Liabilities	
2720 L/T Notes Payable	0.00
2722 Loan from Renaissance	51,644.23
2724 SBA EIDL Loan	11,200.00
2725 Interest Payable - SBA EIDL	507.74
2727 Settle Loans Payable	0.00
Total Long-Term Liabilities	**$ 63,351.97**
Total Liabilities	**$ 69,330.31**
Equity	
3009 Partners Capital - Pak, Carol	22,103.50
3204 Preferred Stock	9.92
3205 Common Stock - Class A	13.23
3206 Common Stock - Class B	2.67

KBrews Inc
Balance Sheet
As of December 31, 2024

	Total
3207 SAFE Right	2,455,841.85
3208 Seed Round	1,317,488.40
3210 Grant Option Exercise	4,567.37
3410 Additional Paid-in Capital	40,278.14
3415 Columbia Grant	0.00
3480 Retained Earnings	-3,145,809.42
Opening Balance Equity	0.00
Net Income	-376,503.18
Total Equity	**$ 317,992.48**
TOTAL LIABILITIES AND EQUITY	**$ 387,322.79**

KBrews Inc
Profit and Loss by Month
January - December 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024
Income							
4000 Revenue - Net							
4002 Gross Sales							
4110 Sales of Products - Makku (US)	96,535.67	71,210.17	59,714.49	20,680.39	141,695.64	26,716.22	55,337.49
4115 Sales of Products - Soku (US)	60.00						
4125 Sales of Products - Events					24.43		
4150 Sales of Product - Canada	-1,195.40						
4190 Sales of Products - Other (US)			347.81				
Total 4002 Gross Sales	$ 95,400.27	$ 71,210.17	$ 60,062.30	$ 20,680.39	$ 141,720.07	$ 26,716.22	$ 55,337.49
Total 4000 Revenue - Net	$ 95,400.27	$ 71,210.17	$ 60,062.30	$ 20,680.39	$ 141,720.07	$ 26,716.22	$ 55,337.49
Total Income	$ 95,400.27	$ 71,210.17	$ 60,062.30	$ 20,680.39	$ 141,720.07	$ 26,716.22	$ 55,337.49
Cost of Goods Sold							
5000 Cost of Goods Sold							
5010 COGS - Finished Goods - Makku	42,893.94	29,750.65	27,388.92	8,467.76	42,122.96	10,432.81	23,583.01
5012 COGS - FG In-Bound Shipping - Makku	11,783.84	9,009.84	7,790.86	2,256.80	11,869.73	3,133.48	6,687.94
5015 COGS - Finished Goods - Soku	21.74						
Total 5000 Cost of Goods Sold	$ 54,699.52	$ 38,760.49	$ 35,179.78	$ 10,724.56	$ 53,992.69	$ 13,566.29	$ 30,270.95
Total Cost of Goods Sold	$ 54,699.52	$ 38,760.49	$ 35,179.78	$ 10,724.56	$ 53,992.69	$ 13,566.29	$ 30,270.95
Gross Profit	$ 40,700.75	$ 32,449.68	$ 24,882.52	$ 9,955.83	$ 87,727.38	$ 13,149.93	$ 25,066.54
Gross Margin (Gross Profit / Gross Sales)	42.7%	45.6%	41.4%	48.1%	61.9%	49.2%	45.3%
Gross Profit (Makku domestic)	$ 41,857.89	$ 32,449.68	$ 24,534.71	$ 9,955.83	$ 87,702.95	$ 13,149.93	$ 25,066.54
Gross Margin (Makku domestic)	43.4%	45.6%	41.1%	48.1%	61.9%	49.2%	45.3%
COGS % of Sales (COGS / Gross Sales)	45.0%	41.8%	45.6%	40.9%	29.7%	39.1%	42.6%
Gross Margin Makku [1-(COGS / Gross Sales)]	55.6%	58.2%	54.1%	59.1%	70.3%	60.9%	57.4%
Gross Margin Soku [1-(COGS / Gross Sales)]	63.8%	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!
Expenses							
5150 Product Logistics							

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024
5155 FG Storage & Outbound Shipping	0.00						
5160 FG Fulfillment Services	22,519.50	16,833.97	15,157.40	11,038.06	22,233.34	10,649.94	1,414.16
5190 Shipping Reimbursement	-1,303.94	-470.40	-694.03	-239.85	-971.54	-344.40	-850.84
Total 5150 Product Logistics	$ 21,215.56	$ 16,363.57	$ 14,463.37	$ 10,798.21	$ 21,261.80	$ 10,305.54	$ 563.32
5200 Selling Expenses							
5215 Sales Returns/Allowances				2,128.00		102.90	0.00
5220 Sales Promotions & Discounts	-4,233.35	1,394.02	1,040.84	1,726.86	1,504.66	1,115.40	-2,352.71
5230 Trade Shows, Events, & Demos	150.00		500.00	2,798.00			
5240 Product/Service Samples & Event Donations	4,898.80	329.86	470.76	1,715.50	588.54	404.52	1,414.72
5270 Selling Supplies							
Total 5200 Selling Expenses	$ 815.45	$ 1,723.88	$ 4,139.60	$ 6,240.36	$ 2,196.10	$ 1,519.92	-$ 937.99
5300 Marketing Expenses							
5340 Printing Fees		79.68	104.62				
5350 Public Relations & Branding	2,600.00	2,090.00	1,822.00	760.00	210.00	183.00	180.00
5360 Advertising Expense					53.95		108.00
5370 Selling & Marketing IT Apps	553.83	488.54	371.01	451.39	339.51	196.45	54.43
Total 5300 Marketing Expenses	$ 3,153.83	$ 2,658.22	$ 2,297.63	$ 1,211.39	$ 603.46	$ 379.45	$ 342.43
5400 Product Development							
5460 R&D Market Research							
Total 5400 Product Development	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
6100 Salaries & Wages							
6110 Salaries & Wages - Sub Acct	37,750.00	37,750.00	37,750.00	26,916.66	26,250.30	31,062.90	10,416.66
6205 FICA-ER	2,606.94	2,645.19	2,645.19	1,840.75	1,840.75	2,177.06	700.46
6210 Worker's Compensation	102.64	102.64	102.64	89.08	89.08	101.19	30.43
6215 Unemployment / Disability	2,130.29	742.90	138.14	138.14	138.14	138.14	
6220 Other Payroll Taxes							44.68
6225 Health Insurance	3,109.46	3,109.46	1,861.86	2,173.76	2,180.96	2,180.96	-9.55

KBrews Inc
Profit and Loss by Month
January - December 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024
6230 Dental & Vision Insurance	144.94	144.94	121.01	126.98	126.98	126.98	-99.94
6235 Life Insurance	12.60	12.60	12.60	9.45	2.25	2.25	3.15
6245 Payroll Processing Fees	-94.00	406.00	406.00	361.24	307.00	307.00	104.00
6260 401K Contributions	339.25	910.50	910.50	910.50	209.25	1,904.25	269.25
Total 6100 Salaries & Wages	**$ 46,102.12**	**$ 45,824.23**	**$ 43,947.94**	**$ 32,566.56**	**$ 31,144.71**	**$ 38,000.73**	**$ 11,459.14**
6300 Travel Expenses							
6305 Airfare	22.72		326.20	1,282.40	3,541.00	-328.16	4,536.80
6310 Meals	928.81	837.25	476.93	233.74	709.90	1,606.90	350.00
6314 Gifts	451.75	590.00	250.00	250.00	250.00	277.97	
6315 Lodging	188.39			307.02	8.83		
6320 Ground Transportation	409.65	416.76	205.96	378.83	640.54	515.09	13.08
6325 Auto Gas & Repairs						1,032.42	
6330 Auto Lease Payments	473.48	473.48	473.48	473.48	473.48	473.48	473.48
6390 Travel Expenses - Other					161.24	23.77	
Total 6300 Travel Expenses	**$ 2,474.80**	**$ 2,317.49**	**$ 1,732.57**	**$ 2,925.47**	**$ 5,784.99**	**$ 3,601.47**	**$ 5,373.36**
6500 Professional Fees							
6505 Accounting Fees	3,025.00	650.00	650.00				
6525 Legal Fees	2,615.00		400.00				358.54
6535 IT Support Services	593.02	165.01	59.53	147.49	-5.78	59.53	
Total 6500 Professional Fees	**$ 6,233.02**	**$ 815.01**	**$ 1,109.53**	**$ 147.49**	**-$ 5.78**	**$ 59.53**	**$ 358.54**
6550 Transaction Fees							
6555 Banking Fees						1.24	95.00
6557 Credit Card Penalties & Interest	68.11		-196.92	0.01	-336.76	-35.17	-231.56
6560 Credit Card Transaction Fees		8.95	17.94	15.96	102.73	0.00	24.90
Total 6550 Transaction Fees	**$ 68.11**	**$ 8.95**	**-$ 178.98**	**$ 15.97**	**-$ 232.79**	**-$ 35.17**	**-$ 111.66**
6700 Compliance & Insurances							
6710 Liability Insurance	2,630.03	1,099.03	1,099.03	1,099.03	600.68	1,840.64	2,319.40

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024
6740 Permits & Licenses			50.00		468.00		
Total 6700 Compliance & Insurances	$ 2,630.03	$ 1,099.03	$ 1,149.03	$ 1,099.03	$ 1,068.68	$ 1,840.64	$ 2,319.40
6800 Other Office Expenses							
6805 Office & Operating Supplies	378.14	357.86	200.00	462.41	553.27		
6810 Office Equipment & Software	680.66	539.27	755.98	355.98	355.98		
6820 Office & Operating IT Apps	278.29	325.07	4,073.80	228.77	262.28	897.53	240.73
6850 Facilities Rent	1,800.00	2,000.00	1,500.00	1,500.00	1,550.00	1,500.00	1,500.00
6865 Telephone/Fax/Internet		50.00	50.00				
6868 Reimbursement	658.61	21.38	139.80	700.00	-43.61		300.00
6870 Mail/Courier Services	169.28	82.31	558.90	297.69	369.08	152.96	39.36
6880 Subscriptions							
6885 Charitable Contributions							
Total 6800 Other Office Expenses	$ 3,964.98	$ 3,375.89	$ 7,278.48	$ 3,544.85	$ 3,047.00	$ 2,550.49	$ 2,080.09
Total Expenses	$ 86,657.90	$ 74,186.27	$ 75,939.17	$ 58,549.33	$ 64,868.17	$ 58,222.60	$ 21,446.63
Net Operating Income	-$ 45,957.15	-$ 41,736.59	-$ 51,056.65	-$ 48,593.50	$ 22,859.21	-$ 45,072.67	$ 3,619.91
Other Income							
7700 Other Income							
7705 Other Miscellaneous Income		326.35			0.80		
7710 Dividends & Interest	0.18	0.16	0.16	0.17	0.17	0.10	0.09
7720 Grant Income							
Total 7700 Other Income	$ 0.18	$ 326.51	$ 0.16	$ 0.17	$ 0.97	$ 0.10	$ 0.09
Total Other Income	$ 0.18	$ 326.51	$ 0.16	$ 0.17	$ 0.97	$ 0.10	$ 0.09
Other Expenses							
7800 Other Expense							
7830 Amortization Expense							
7840 Product Obsolescence	19,366.37	409.32	8,454.89	21,629.28	1,735.19	22,390.50	
7850 Loan Interest Expense	2,178.96	2,691.41	1,038.33	203.05	203.91	199.99	196.05

KBrews Inc
Profit and Loss by Month
January - December 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024
7852 SBA EIDL Loan Interest	35.67	33.37	34.52	35.67	35.67	34.52	35.67
Total 7800 Other Expense	$ 21,581.00	$ 3,134.10	$ 9,527.74	$ 21,868.00	$ 1,974.77	$ 22,625.01	$ 231.72
8000 Income Taxes							
8020 Income Taxes - State		2,052.00		2,000.00			
8030 Income Taxes - City/Local		1,579.00		1,500.00			
Total 8000 Income Taxes	$ 0.00	$ 3,631.00	$ 0.00	$ 3,500.00	$ 0.00	$ 0.00	$ 0.00
Total Other Expenses	$ 21,581.00	$ 6,765.10	$ 9,527.74	$ 25,368.00	$ 1,974.77	$ 22,625.01	$ 231.72
Net Other Income	-$ 21,580.82	-$ 6,438.59	-$ 9,527.58	-$ 25,367.83	-$ 1,973.80	-$ 22,624.91	-$ 231.63
Net Income	-$ 67,537.97	-$ 48,175.18	-$ 60,584.23	-$ 73,961.33	$ 20,885.41	-$ 67,697.58	$ 3,388.28
Breakeven Gross Sales based on Gross Margin Target	$ 249,973.95	$ 186,200.60	$ 197,382.79	$ 193,804.06	$ 154,369.45	$ 186,714.80	$ 50,065.27
Target Gross Margin	43%	43%	43%	43%	43%	43%	43%
Additional Sales Needed to Achieve Breakeven	$ 154,573.68	$ 114,990.43	$ 137,320.49	$ 173,123.67	$ 12,649.38	$ 159,998.58	-$ 5,272.22

	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
Income						
4000 Revenue - Net						0.00
4002 Gross Sales						0.00
4110 Sales of Products - Makku (US)	139,916.87	44,393.64	40,478.50	21,382.00	22,921.84	740,982.92
4115 Sales of Products - Soku (US)						60.00
4125 Sales of Products - Events						24.43
4150 Sales of Product - Canada						-1,195.40
4190 Sales of Products - Other (US)						347.81
Total 4002 Gross Sales	**$ 139,916.87**	**$ 44,393.64**	**$ 40,478.50**	**$ 21,382.00**	**$ 22,921.84**	**$ 740,219.76**
Total 4000 Revenue - Net	**$ 139,916.87**	**$ 44,393.64**	**$ 40,478.50**	**$ 21,382.00**	**$ 22,921.84**	**$ 740,219.76**
Total Income	**$ 139,916.87**	**$ 44,393.64**	**$ 40,478.50**	**$ 21,382.00**	**$ 22,921.84**	**$ 740,219.76**
Cost of Goods Sold						
5000 Cost of Goods Sold						0.00
5010 COGS - Finished Goods - Makku	62,656.85	18,952.88	17,496.46	9,004.59	59,239.14	351,989.97
5012 COGS - FG In-Bound Shipping - Makku	17,681.16	5,381.60	5,021.60	2,508.22	1,605.80	84,730.87
5015 COGS - Finished Goods - Soku					-5,914.03	-5,892.29
Total 5000 Cost of Goods Sold	**$ 80,338.01**	**$ 24,334.48**	**$ 22,518.06**	**$ 11,512.81**	**$ 54,930.91**	**$ 430,828.55**
Total Cost of Goods Sold	**$ 80,338.01**	**$ 24,334.48**	**$ 22,518.06**	**$ 11,512.81**	**$ 54,930.91**	**$ 430,828.55**
Gross Profit	**$ 59,578.86**	**$ 20,059.16**	**$ 17,960.44**	**$ 9,869.19**	**-$ 32,009.07**	**$ 309,391.21**
Gross Margin (Gross Profit / Gross Sales)	**42.6%**	**45.2%**	**44.4%**	**46.2%**	**-139.6%**	**41.8%**
Gross Profit (Makku domestic)	**$ 59,578.86**	**$ 20,059.16**	**$ 17,960.44**	**$ 9,869.19**	**$ (37,923.10)**	**$ 304,262.08**
Gross Margin (Makku domestic)	**42.6%**	**45.2%**	**44.4%**	**46.2%**	**-165.4%**	**41.1%**
COGS % of Sales (COGS / Gross Sales)	**44.8%**	**42.7%**	**43.2%**	**42.1%**	**232.6%**	**46.8%**
Gross Margin Makku [1-(COGS / Gross Sales)]	**55.2%**	**57.3%**	**56.8%**	**57.9%**	**-158.4%**	**52.5%**
Gross Margin Soku [1-(COGS / Gross Sales)]	**#DIV/0!**	**#DIV/0!**	**#DIV/0!**	**#DIV/0!**	**#DIV/0!**	**9920.5%**
Expenses						
5150 Product Logistics						0.00

	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
5155 FG Storage & Outbound Shipping						0.00
5160 FG Fulfillment Services	10,673.67	10,365.57	8,187.95	7,461.01	8,749.63	145,284.20
5190 Shipping Reimbursement	-426.53	-731.93	-1,112.95	-361.20	-572.90	-8,080.51
Total 5150 Product Logistics	**$ 10,247.14**	**$ 9,633.64**	**$ 7,075.00**	**$ 7,099.81**	**$ 8,176.73**	**$ 137,203.69**
5200 Selling Expenses						0.00
5215 Sales Returns/Allowances	0.00			0.00		2,230.90
5220 Sales Promotions & Discounts	54.36	1,820.18	1,041.20	0.00	5,405.32	8,516.78
5230 Trade Shows, Events, & Demos			150.00	5,050.00	1,003.00	9,651.00
5240 Product/Service Samples & Event Donations		1,223.32	766.59	831.11	4,715.76	17,359.48
5270 Selling Supplies				119.63		119.63
Total 5200 Selling Expenses	**$ 54.36**	**$ 3,043.50**	**$ 1,957.79**	**$ 6,000.74**	**$ 11,124.08**	**$ 37,877.79**
5300 Marketing Expenses						0.00
5340 Printing Fees		322.54	78.78	567.59		1,153.21
5350 Public Relations & Branding		1,860.00	1,813.02	4,624.40	2,457.25	18,599.67
5360 Advertising Expense						161.95
5370 Selling & Marketing IT Apps	1,285.75	54.43	195.97	345.97	195.96	4,533.24
Total 5300 Marketing Expenses	**$ 1,285.75**	**$ 2,236.97**	**$ 2,087.77**	**$ 5,537.96**	**$ 2,653.21**	**$ 24,448.07**
5400 Product Development						0.00
5460 R&D Market Research	30.00					30.00
Total 5400 Product Development	**$ 30.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 30.00**
6100 Salaries & Wages						0.00
6110 Salaries & Wages - Sub Acct	15,458.33	20,416.66	15,756.11	14,354.70	15,577.89	289,460.21
6205 FICA-ER	1,050.95	1,281.08	350.23	828.74	1,126.19	19,093.53
6210 Worker's Compensation	50.38	59.62	30.42			758.12
6215 Unemployment / Disability	69.07			494.28	132.58	4,121.68
6220 Other Payroll Taxes						44.68
6225 Health Insurance	1,238.06	2.41	-1,238.05			14,609.33

	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
6230 Dental & Vision Insurance	29.72	7.44	24.10	-46.38	0.00	706.77
6235 Life Insurance	3.15	0.75	3.15			61.95
6245 Payroll Processing Fees	104.00	203.00	104.00	58.00	53.00	2,319.24
6260 401K Contributions	-176.33	559.50	409.50	-659.26	1,536.90	7,123.81
Total 6100 Salaries & Wages	$ 17,827.33	$ 22,530.46	$ 15,439.46	$ 15,030.08	$ 18,426.56	$ 338,299.32
6300 Travel Expenses						0.00
6305 Airfare	769.90	1.80				10,152.66
6310 Meals	743.14	582.28	753.08	552.81	282.48	8,057.32
6314 Gifts	644.99	250.00	250.00	250.00	250.00	3,714.71
6315 Lodging						504.24
6320 Ground Transportation	535.84	144.13	858.96	404.69	518.95	5,042.48
6325 Auto Gas & Repairs						1,032.42
6330 Auto Lease Payments	473.48	473.48	473.48	473.48	473.48	5,681.76
6390 Travel Expenses - Other		300.00				485.01
Total 6300 Travel Expenses	$ 3,167.35	$ 1,751.69	$ 2,335.52	$ 1,680.98	$ 1,524.91	$ 34,670.60
6500 Professional Fees						0.00
6505 Accounting Fees		650.00	650.00	1,300.00	650.00	7,575.00
6525 Legal Fees	240.00		1,508.00		350.00	5,471.54
6535 IT Support Services						1,018.80
Total 6500 Professional Fees	$ 240.00	$ 650.00	$ 2,158.00	$ 1,300.00	$ 1,000.00	$ 14,065.34
6550 Transaction Fees						0.00
6555 Banking Fees			95.00	95.00	95.00	381.24
6557 Credit Card Penalties & Interest		-168.03			-101.01	-1,001.33
6560 Credit Card Transaction Fees	0.00		95.00	14.84		280.32
Total 6550 Transaction Fees	$ 0.00	-$ 168.03	$ 190.00	$ 109.84	-$ 6.01	-$ 339.77
6700 Compliance & Insurances						0.00
6710 Liability Insurance	3,882.32	553.50	661.58	1,642.26	1,096.85	18,524.35

	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
6740 Permits & Licenses					282.60	800.60
Total 6700 Compliance & Insurances	$ 3,882.32	$ 553.50	$ 661.58	$ 1,642.26	$ 1,379.45	$ 19,324.95
6800 Other Office Expenses						0.00
6805 Office & Operating Supplies	83.17	14.30	129.11	121.49	109.86	2,409.61
6810 Office Equipment & Software						2,687.87
6820 Office & Operating IT Apps	341.53	181.31	537.29	181.31	893.27	8,441.18
6850 Facilities Rent	1,500.00	1,500.00	1,500.00	1,500.00	1,500.00	18,850.00
6865 Telephone/Fax/Internet						100.00
6868 Reimbursement		-1,953.11	1,200.00	1,200.00	5,410.00	7,633.07
6870 Mail/Courier Services	40.90	64.40	119.51	596.04	150.92	2,641.35
6880 Subscriptions		87.09				87.09
6885 Charitable Contributions					100.00	100.00
Total 6800 Other Office Expenses	$ 1,965.60	-$ 106.01	$ 3,485.91	$ 3,598.84	$ 8,164.05	$ 42,950.17
Total Expenses	$ 38,699.85	$ 40,125.72	$ 35,391.03	$ 42,000.51	$ 52,442.98	$ 648,530.16
Net Operating Income	$ 20,879.01	-$ 20,066.56	-$ 17,430.59	-$ 32,131.32	-$ 84,452.05	-$ 339,138.95
Other Income						
7700 Other Income						0.00
7705 Other Miscellaneous Income						327.15
7710 Dividends & Interest	0.08	0.08	0.08	0.06	0.01	1.34
7720 Grant Income					61,496.80	61,496.80
Total 7700 Other Income	$ 0.08	$ 0.08	$ 0.08	$ 0.06	$ 61,496.81	$ 61,825.29
Total Other Income	$ 0.08	$ 0.08	$ 0.08	$ 0.06	$ 61,496.81	$ 61,825.29
Other Expenses						
7800 Other Expense						0.00
7830 Amortization Expense					9,351.00	9,351.00
7840 Product Obsolescence					668.39	74,653.94
7850 Loan Interest Expense	192.10	188.14	184.16	180.17	176.16	7,632.43

	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
7852 SBA EIDL Loan Interest	35.68	34.51	35.67	34.52	35.68	421.15
Total 7800 Other Expense	$ 227.78	$ 222.65	$ 219.83	$ 214.69	$ 10,231.23	$ 92,058.52
8000 Income Taxes						0.00
8020 Income Taxes - State						4,052.00
8030 Income Taxes - City/Local						3,079.00
Total 8000 Income Taxes	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 7,131.00
Total Other Expenses	$ 227.78	$ 222.65	$ 219.83	$ 214.69	$ 10,231.23	$ 99,189.52
Net Other Income	-$ 227.70	-$ 222.57	-$ 219.75	-$ 214.63	$ 51,265.58	-$ 37,364.23
Net Income	$ 20,651.31	-$ 20,289.13	-$ 17,650.34	-$ 32,345.95	-$ 33,186.47	-$ 376,503.18
Breakeven Gross Sales based on Gross Margin Target	$ 89,901.96	$ 93,183.12	$ 82,241.99	$ 97,494.55	$ 2,719.17	$1,584,051.71
Target Gross Margin	43%	43%	43%	43%	43%	43%
Additional Sales Needed to Achieve Breakeven	-$ 50,014.91	$ 48,789.48	$ 41,763.49	$ 76,112.55	-$ 20,202.67	$ 843,831.95

Friday, Feb 28, 2025 01:48:59 AM GMT-8 - Accrual Basis

KBrews Inc
Statement of Cash Flows
January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-376,503.18
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable - Net	1,195.40
1210 Accounts Receivable - Gross	89,305.57
1410 Inventory:Raw Materials	-295.37
1415 Inventory:Packaging Materials	-150.00
1440 Inventory:FG In-Bound Shipping - Makku	-14,675.60
1450 Inventory:Finished Goods - Makku	193,620.29
1452 Inventory:Finished Goods - Soku	5,957.21
1455 Inventory:FG Liquidation - Makku	0.00
1457 Inventory:FG Liquidation - Soku	0.00
1922 Accum Amort - Patents	9,351.00
2000 Accounts Payable	-144,829.46
2070 Chase CC C Pak 3149	289.18
2088 AMEX 13000	0.00
2090 Chase CC C Pak 7051	269.32
2091 Chase CC E Yik 5369	0.00
2092 Chase CC R Bang 7069	0.00
2093 Chase CC R Bang 5377	0.00
2094 Chase CC A Chae 7589	0.00
2098 Chase CC C Pak 5351	-4,991.90
2099 Chase CC C Meinecke 0880	0.00
2120 Payroll Liabilities - Clearing Acct	0.00
2150 Accrued Interest Payable	-1,092.93
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 133,952.71**
Net cash provided by operating activities	**-$ 242,550.47**

KBrews Inc
Statement of Cash Flows
January - December 2024

	Total
FINANCING ACTIVITIES	
2722 Loan from Renaissance	-14,204.34
2725 Interest Payable - SBA EIDL	-238.85
2727 Settle Loans Payable	-68,084.36
3207 SAFE Right	135,540.84
Net cash provided by financing activities	$ 53,013.29
Net cash increase for period	-$ 189,537.18
Cash at beginning of period	228,147.87
Cash at end of period	$ 38,610.69

KBrews Inc
Statement of Changes in Equity
For the fiscal year ended December 31, 2024

Accounts	2024 Amount ($)
Beginning Equity	558,954.82
Partners Capital - Pak, Carol	22,103.50
Preferred Stock	9.92
Common Stock - Class A	13.23
Common Stock - Class B	2.67
SAFE Right	2,455,841.85
Seed Round	1,317,488.40
Grant Option Exercise	4,567.37
Additional Paid-in Capital	40,278.14
Retained Earnings	(3,145,809.42)
Net Income (Loss)	(376,503.18)
Total Equity	317,992.48

KBrews Inc
Notes to the Financial Statements
For the fiscal years ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

KBrews Inc (the "Company") is a corporation organized on June 08, 2017 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.